SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------

                                 SCHEDULE 14D-9
                                 (Rule 14D-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. )

                                  IMAGEX, INC.
                            (Name of Subject Company)

                                  IMAGEX, INC.
                      (Name of Person(s) Filing Statement)

                           Common Stock $.01 par value
                         (Title of Class of Securities)

                                    45244D102
                      (CUSIP Number of Class of Securities)

                                 Mariam J. Naini
             Vice President, General Counsel and Corporate Secretary
                                  ImageX, Inc.
                         10210 NE Points Dr., Suite 200
                               Kirkland, WA 98033
                                 (425) 576-6500
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:

                                Michael E. Morgan
                         Lane Powell Spears Lubersky LLP
                          1420 Fifth Avenue, Suite 4100
                                Seattle, WA 98101
                                 (206) 223-7000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                       [LETTERHEAD OF KINKO'S AND IMAGEX]

Contacts:           Kinko's, Inc.                         ImageX, Inc.
                    Chris Barnes                          Jose David
                    214-550-7055                          425-576-7062
                    chris.barnes@kinkos.com               jose.david@imagex.com

             KINKO's To acquire BUSINESS STATIONERY PROVIDER ImageX

  Acquisition Brings ImageX's World Class Production and Personnel to Kinko's,
     Expected to Enhance Business Card, Stationery, Commercial Printing and
                              Web-based Offerings

DALLAS and SEATTLE - March 3, 2003 - Kinko's, Inc. and ImageX, Inc. (NASDAQ:
IMGX) announced today that the two companies have signed a definitive merger agreement for Kinko's(R), the world's leading provider of document solutions and business services, to acquire ImageX, a leading provider of online solutions for distributing, managing and producing business cards, stationery and branded print material.

Under the terms of the agreement, privately held Kinko's will offer to acquire for cash all the outstanding common shares of ImageX in a transaction valued at approximately $16.5 million, or $.512 a share. The Boards of Directors of both companies approved the agreement. Upon completion of the acquisition, ImageX will become a wholly owned subsidiary of Kinko's.

In accordance with the merger agreement, Kinko's expects to commence a cash tender offer for 100 percent, but not less than a majority, of the outstanding ImageX shares on a fully diluted basis for $.512 per share. The offer is expected to commence following filing of required offering documents with the Securities and Exchange Commission, which is expected to occur within 10 business days.

The complete terms and conditions of the contemplated transactions will be set forth in these offering documents. If a majority of the outstanding shares are purchased in the tender offer, any remaining ImageX shares will be exchanged for cash in the amount of $.512 per share in a merger of ImageX and Kinko's acquisition subsidiary. The transaction is subject to customary conditions and is expected to be completed in the second quarter of 2003.

All of ImageX's directors and executive officers, as well as a significant shareholder of ImageX, have agreed to sell their shares to Kinko's. These shares represent approximately 28 percent of the outstanding shares of ImageX. Brueggeman and Johnson, P.C. rendered a fairness opinion to the ImageX Board.

Kinko's customers already count on the company for services ImageX provides - such as business cards and stationery. The transaction provides a natural extension of Kinko's products and services that is expected to add convenience and ease-of-use. The move represents another step in Kinko's drive to make its products and services ever-increasingly convenient to its customers.

"Kinko's acquisition of ImageX allows us to better serve our customers in business cards and business stationery, product areas which are very important and sizable to us," said Gary Kusin, president and chief executive officer of Kinko's. "In addition, I can't think of a better fit between two organizations. We share a common entrepreneurial spirit and both focus on delivering services through the convenience of the Internet."

The acquisition is expected to enhance Kinko's suite of online services - including kinkos.com and Kinko's DocStore - and more strongly position Kinko's in the business card and business stationery market with enhanced Web-enabled capabilities. Kinko's also expects to benefit from the expertise of the production and sales team members on staff at ImageX.

"The acquisition of ImageX represents an exciting and synergistic opportunity," says Rich Begert, ImageX's CEO and president. "Kinko's vast customer base, combined with our patented Web-to-plate back-end process, should provide a fantastic opportunity and allow us to fully utilize our application infrastructure. Our customers will now have access to an even broader range of products and services while continuing to benefit from the unique ImageX online solution."

About Kinko's

Kinko's is the world's leading provider of document solutions and business services. Its global network of more than 20,000 team members and 1,100 digitally connected locations offers access to technology for color printing, finishing and presentation services, Internet access, videoconferencing, outsourcing, facilities management, Web-based printing, and document management solutions. Dallas-based Kinko's is a privately held corporation with locations in nine countries. For more information, please visit www.kinkos.com. Products, services and hours vary by location.

About ImageX

Founded in 1995 and based in Kirkland, WA, ImageX is a leading provider of online solutions for distributing, managing and producing branded print materials. With eight patents issued and more than 40 patents pending, the company's advanced technology designed to reduce costs related to procuring branded communications materials. More information on the company and its services can be obtained from http://www.imagex.com or by calling (877) 682-0880.

                                       ###

The news release is for informational purposes only. It does not constitute an offer to purchase shares of ImageX or a solicitation/recommendation statement under the rules and regulations of the Securities and Exchange Commission. At the time Kinko's commences the offer, Kinko's will file with the SEC a tender offer statement on Schedule TO (including an offer to purchase, letter of transmittal and related tender offer documents) and ImageX will file a solicitation/recommendation statement on Schedule 14D-9. These documents will contain important information and security holders of ImageX are advised to carefully read these documents (when they become available) before making any decisions with respect to the tender offer. These documents will be provided by Kinko's and ImageX to ImageX security holders at no expense to such security holders and, when filed with the SEC, also may be obtained free at www.sec.gov.

This release contains forward-looking statements with respect to the completion of the transaction described herein. This forward-looking information is based on certain assumptions, including, among others, the tender of shares by ImageX shareholders, the approval of the transaction by ImageX shareholders, if required, and the satisfaction of certain conditions to the transaction. This forward-looking information may prove to be inaccurate and actual results may differ from those presently anticipated.